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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                            For the month of January

                       FUTUREMEDIA PUBLIC LIMITED COMPANY
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                 (Translation of registrant's name into English)

               Nile House, Nile Street, Brighton BN1 1HW, England
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F [X] Form 40-F [ ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

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                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        FUTUREMEDIA PLC,
                                        an English public limited company


                                        By:  /s/ Leonard Fertig
                                             -----------------------------------
                                             Leonard Fertig
                                             Chief Executive Officer

Date: January 18, 2006

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                       FUTUREMEDIA RECEIVES NASDAQ NOTICE

    BRIGHTON, England, Jan. 18 /PRNewswire-FirstCall/ -- Futuremedia plc (Nasdaq: FMDAY), a leading European learning and managed benefits services provider, today announced it has received a letter from The Nasdaq Stock Market notifying the Company that for ten consecutive trading days Futuremedia's market value of listed securities has been below $35 million as required for continued listing by Marketplace Rule 4320(e)(2)(B)(ii) (the "Rule").

    Futuremedia has until February 13, 2006, to regain compliance regarding the market value criteria. If, at any time before February 13, 2006, the market value of listed securities of the Company's ADSs is $35 million or more for a minimum of 10 consecutive trading days, the Nasdaq staff will determine if Futuremedia complies with the Rule. If compliance cannot be demonstrated by February 13, 2006, the Nasdaq staff will provide written notification that Futuremedia's securities will be delisted. At that time, Futuremedia could appeal the decision to the Nasdaq Listing Qualifications Panel, and such an appeal would stay the delisting. If the Company does not come into compliance by February 13, 2006, it intends to appeal the delisting and would provide Nasdaq with a plan to achieve compliance with the listing requirements.

    The Company is confident that it will maintain its Nasdaq listing, either by achieving compliance before February 13, 2006 or by presenting a compliance plan on appeal. The Company expects that the anticipated closing of the EBC acquisition (which is subject to shareholder and other conditions as previously announced) together with other strategic options that the Company is currently exploring and ongoing operating developments, will enable it to satisfy the standards for continued listing on Nasdaq.

    In the letter, Nasdaq also notified Futuremedia that it did not currently satisfy the alternate standards for continued listing under the Marketplace Rules 4320(e)(2)(B)(i) or 4320(e)(2)(B)(iii), which require minimum stockholders' equity of $2.5 million or net income from continuing operations of $500,000 in the most recently completed fiscal year or in two of the last three most recently completed fiscal years.

    About Futuremedia:
    Futuremedia is a leading provider of next-generation, value-driven e-learning content and services to public and private sector organizations. Backed by two decades of experience, the Company's content and services offerings include learning consultancy, Learning Management Systems, custom made learning programs and an extensive library of published courseware titles. The Company is also recognized as a pioneer and leader in the development and delivery of a range of fully managed, outsourced employee benefit programs for large organizations, including products and services falling under the UK's Home Computing Initiative (HCI), childcare voucher system and tax-free bicycle programs.

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    "Safe Harbor" Statement under Section 21E of the Securities Exchange Act of
1934: This press release contains forward-looking statements related to future results and speaks only of Futuremedia's expectations as of the date hereof. Such statements include expectations regarding: the continued listing of the Company's ADSs on Nasdaq; the expected benefits of acquisitions and other strategic transactions (including the EBC acquisition); and the Company's future financial performance and the future performance of the Company's products. Such statements involve known and unknown risks and uncertainties that may cause actual results to differ materially from expectations. The risks and uncertainties include: risks relating to the Company's ability to maintain its Nasdaq listing (including the risk that the Company may not able to achieve compliance with the Nasdaq continued listing criteria within the required timeframe or at all and the risk that the Company may not be able to successfully appeal a Nasdaq delisting determination); risks associated with acquisitions such as the EBC acquisition (including the risk that the acquisition may not be completed due to factors beyond the Company's control such as failure to obtain shareholder approval, the risk that such acquisitions may not deliver the benefits expected by management and risks associated with integration of acquisitions generally); risks relating to the Company's ability to operate profitably in the future; risks associated with new contracts (including the possibility that such contracts may be terminated or not completed due to factors beyond the Company's control); risks associated with the Company's ability to develop and successfully market new services and products (including products and services based on government tax-benefit programs); risks associated with rapid growth; the Company's ability to successfully develop its business in new geographic markets; the early stage of the e-learning and managed benefits markets; rapid technological change and competition; and other factors detailed in the Company's filings with the US Securities and Exchange Commission. The Company expressly disclaims any obligation to release publicly any updates or revisions to any such statement to reflect any change in expectations or in information on which any such statement is based. All product names and trademarks mentioned herein are trademarks of Futuremedia or their respective owners.

SOURCE  Futuremedia plc
    -0-                             01/18/2006
    /CONTACT: US - Mike Smargiassi or Corey Kinger, both of Brainerd Communicators, Inc., +1-212-986-6667, ir@futuremedia.co.uk; or UK - Gerry Buckland, +44-7919-564126, info_db@mac.com, all for Futuremedia plc/
    /Web site:  http://www.futuremedia.co.uk /

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